Exhibit (p)(23)

BURNEY

COMPANY

CODE OF

ETHICS

Introduction

The Burney Company is a Registered Investment Adviser with the SEC. As a Registered Investment Adviser, it is subject to the rules and regulations of the Investment Advisers Act of 1940 (the “Advisers Act). Rule 204A-1 of the Advisers Act requires that any firm registered with the SEC must adopt a Code of Ethics that set forth the standards of conduct and that require compliance with federal securities laws.

This Code of Ethics is adopted in order to meet the requirements of the Advisers Act. All Company investment adviser representatives (“IARs”), partners, officials, directors, employees, and other persons providing investment advice on behalf of the Burney Company are subject to the provisions of this Code as “Supervised Persons” under the Advisers Act.

This Code has been designated both to meet and to reflect the fiduciary principles under which Burney Company and its associated Supervised Persons’ conduct is governed. These principles, derived from the fiduciary requirements of the Advisers Act, are a guide to how Burney Company Supervised Persons are to act when in the position of providing investment advice to clients.

●	This Code contains policies that are related to several key areas:

●	Standards of Conduct and Compliance with Laws, Rules and Regulations;

●	Protection of Material Non-Public Information and Confidential Information;

●	Personal Securities Trading;

●	Gifts;

●	Communications with the Public;

●	Outside Business Activities;

●	Disclosures of Conflicts of Interest and Undue Influence;

●	Exceptions from Compliance;

●	Compliance Certification;

●	Failure to Comply and Reporting Violations;

●	Recordkeeping; and

●	Initial and Annual Certification of Receipt of and Compliance with the Burney Company’s Code of Ethics.

This Code will draw references from the Burney Company Compliance Manual and Policies and Procedures. All Supervised Persons will be provided with an updated copy of the Code of Ethics annually.

A copy of this Code will be provided to clients upon request.

Standard of Conduct with regard to Laws, Rules, and Regulations

The Burney Company expects all of its Supervised Persons to comply with all laws, rules, and regulations that are applicable to its operations and business. Every Supervised Person is expected to demonstrate high standards of moral and ethical conduct and comply with the provisions of this Code, in the spirit of the Code as well as the letter of it.

Supervised Persons are not expected to know the details of every law governing the Burney Company’s business. However, they are expected to follow the Policies and Procedures of the Burney Company, and to bring any concerns or doubts as to what is appropriate conduct to the attention of the Compliance Department.

In adopting this Code of Ethics, the Burney Company recognizes that it and its Supervised Persons owe a fiduciary duty to the Burney Company’s clients and must at all times:

●	Place the interests of Burney Company clients first;

●	Avoid any actual or potential conflict of interest or any situation that has the appearance of a conflict of interest or impropriety;

●	Abide by all applicable federal and state securities laws;

●	Use reasonable, independent professional judgment when conducting investment analysis, making investment recommendations, or taking investment actions on behalf of clients;

●	Keep information concerning the identity of security holdings and financial circumstances of Burney Company clients confidential;

●	Never mislead a client or prospective client;

●	Never engage in any act, transaction, practice, or course of business which would operate as a fraud or deceit;

●	Conduct personal securities transactions in a manner consistent with this Code of Ethics and consistent with client interests; and

●	Avoid any abuse of a position of trust and responsibility.

All Supervised Persons must be familiar with, and comply with this Code of Ethics as a term of their employment. If there is any doubt about the applicability of any law, rule or regulation, the Supervised Person should seek advice from his or her supervisor or the Burney Company’s Compliance Department. All Supervised Persons should keep in mind that their behavior and activity reflects upon the Burney Company and all Supervised Persons are responsible for protecting the Burney Company’s reputation.

Rule 204A-1 of the Advisers Act requires all “Access Persons” of an investment advisor registered with the SEC to report, and the investment advisor to review, their personal securities transactions and holdings periodically. The Advisers Act defines an “Access Person” as a supervised person of an investment advisor who:

●	has access to non-public information regarding any advisory client’s purchase or sale of securities, or non-public information regarding the portfolio holdings of any reportable fund (i.e., any fund advised by the Burney Company or whose investment advisor or principal underwriter controls the Burney Company, or is controlled or under common control with the Burney Company); or

●	is involved in making securities recommendations to advisory clients in advisory accounts, or has access to such recommendations that are non-public.

All of the Burney Company’s directors, officers, partners, members and investment advisor representatives are considered Access Persons. The Chief Compliance Officer may designate additional Burney Company employees as Access Persons.

Burney Company employees who are “Access Persons” (referred to as “Access Employees”) must notify the Burney Company’s Compliance Department of any new or existing personal securities accounts at financial institutions other than the Burney Company and provide the Burney Company with electronic access to all transactions in the account or statements from those accounts on a quarterly basis if an electronic feed of transactions is not available. This policy extends to accounts of which the Access Employee is the beneficial owner or in which he or she has any financial interest or ability to exercise control. This policy also extends to any account belonging to immediate family members (including any relative by blood or marriage) living in the Access Employee’s household or dependent on the Access Employee for financial support.

Any stock, bond, security future, investment contract or other instrument is considered a security within the scope of the personal securities trading provisions of this Code of Ethics except the following:

●	Transactions and holdings in U.S. Treasuries or other direct obligations of the U.S. Government;

●	Bankers’ acceptances, bank certificates of deposit, commercial paper, and high-quality short-term debt obligations, including repurchase agreements;

●	Money market funds;

●	Mutual funds, unless the Burney Company or an affiliate acts as the investment advisor or principal underwriter for the fund; and

●	Unit investment trusts invested exclusively in one or more unaffiliated mutual funds.

The Chief Compliance Officer will identify each Access Employee and notify each such employee that the person is subject to this Code of Ethics, including any applicable reporting requirements.

All Access Employees must avoid activities, interests, and relationships that might interfere with making decisions in the best interests of the Burney Company’s advisory clients. No Access Employee shall favor his or her own interest over that of a Burney Company’s advisory client.

Access Employees and their immediate family members shall not buy or sell securities for their personal portfolio(s) when the reason for the purchase or sale decision is derived in whole or in part from information obtained in the course of the Access Employee’s employment with the Burney Company, unless that information is also available to the investment public on reasonable inquiry.

Supervised Persons must not take personal advantage of any opportunity properly belonging to any advisory client or the Burney Company. This includes, but is not limited to, acquiring securities that would otherwise be acquired for an advisory client.

Confidentiality of Information

The Burney Company’s Supervised Persons may also receive confidential information concerning clients and potential clients in the course of their normal business. They are expected to keep strictly confidential any client-related information such as information concerning the client’s security holdings, financial circumstances, identity, advice furnished by the Burney Company to the client, and securities investments made by the Burney Company on behalf of the client.

As a general rule, confidential information pertaining to the Burney Company or the Burney Company’s clients should never be communicated to anyone outside of the Burney Company. Moreover, client information should be handled with discretion inside the Burney Company and should only be communicated to Burney Company employees who need to know that information. Examples of employees who may need to know about confidential information include members of the Burney Company’s compliance staff, Burney Company senior management, and investment advisor representatives of the clients to whom the confidential information relates. Confidential information must be protected at all times regardless of its form or format. This means that Supervised Persons should not:

Access confidential information pertaining to the Burney Company or its clients unless the Supervised Person requires the information to perform his job duties and is authorized to access the information;

Communicate or transmit confidential information outside the Burney Company to personal e-mail accounts or store confidential information on unapproved storage devices (e.g., personal computers, hard drives or flash drives); or

Discuss or display confidential information in public places or where the Supervised Person may be overheard by third parties.

A Supervised Person with a question about whether certain information is confidential, should seek advice from a supervisor or the Burney Company’s Compliance Department.

This obligation to maintain the confidentiality of information continues in full force and effect after termination of the Supervised Person’s relationship with the Burney Company, regardless of the reason for such termination.

Insider Trading

It is unlawful to trade in any security or other financial product on the basis of material non-public (i.e., “inside”) information or to disclose such information to others who may profit from it. Information is “non-public” if has not been disseminated broadly in the marketplace by, for example, being made generally available to the public in a press release, public filing with the SEC or some other government agency, in the Wall Street Journal or some other popular publication or other means of widespread distribution. Information is “material” if a reasonable investor would consider it important in making a decision to buy, hold or sell a security. As a rule of thumb, any information that would affect the value of a stock or other financial product should be considered material regardless of whether the information is directly related to the company’s business. Examples of information that is generally considered “material” include, but are not limited to:

●	Financial results or forecasts, or any information that indicates a company’s financial results may exceed or fall short of forecasts or expectations;

●	Important new products or services;

●	Pending or contemplated acquisitions or dispositions, including mergers, tender offers or joint venture proposals;

●	Possible management changes or changes of control;

●	Significant write-offs;

●	Initiation or settlement of significant litigation; and

●	Changes in a company’s auditors or a notification from a company’s auditors that the company may no longer rely on the auditor’s report.

All Supervised Persons who obtain material, non-public information about another company in the course of their employment are prohibited from both (1) trading in the stock or securities of that company while in possession of such information or (2) “tipping” others to trade on the basis of such information.

Responsibilities to the Client: Front-Running and Outside Business Activities

Supervised Persons are prohibited from engaging in outside business activities that may interfere with their duties with the Burney Company. Outside business activity includes any business enterprise, whether for compensation or not, that is outside the scope of the Supervised Person’s duties to the Burney Company. These activities include, but are not limited to, providing investment advisory or financial services, acting as a proprietor, partner, officer, director, trustee, consultant, employee, agent or having any financial interest in another business or organization. Outside business activity also includes non-compensated positions where a Supervised Person is acting in a fiduciary capacity (e.g., treasurer, power of attorney, charitable trust officer or director for a non-profit company).

An Access Employee must not cause or try to cause an advisory client to purchase, sell or hold a security in order to personally benefit an Access Employee. If an Access Employee could materially benefit from an investment decision the Access Employee is recommending for a client, the Access Employee must fully disclose that beneficial ownership of the security, any derivative securities or the security issuers to the Chief Compliance Officer and those Burney Company employees with authority to make investment decisions for the client. The Chief Compliance Officer, in consultation with those Burney Company employees with authority to make investment decisions for the client, will determine whether the Access Employee will be restricted in making investment decisions with respect to the subject security.

Supervised Persons must disclose to the Compliance Department any personal interest that might present a conflict of interest or harm the reputation of the Burney Company.

Access Employees or their immediate family members may buy or sell for their personal accounts investment products identical to those considered for or held in accounts of Burney Company clients after a period specified in the policies and procedures. However, it is the Burney Company’s express policy that no Access Employee or their immediate family members enter an order to purchase or sell any security prior to a transaction being implemented for an advisory account of a client. In other words, Access Employees or their immediate family may not “front run” ahead of clients.

Access Employees may not borrow money or securities from any Burney Company client or lend money to any Burney Company client, unless express written approval is provided by the Burney Company’s Compliance Department.

Requirements for Trading Securities and other Investment Vehicles

No Supervised Persons will make any trades with regard to client accounts with any investment vehicle that has not been approved by either:

●	The Burney Company; or

●	The client themselves.

The requirements for trading are set in the Burney Company Policies and Procedures.

Reporting Obligations

Access Employees are required to provide the Burney Company’s Compliance Department with a complete report of their securities holdings: (1) after the person becomes a Access Employee (the “Initial Holdings Report”); and (2) every year thereafter (the “Annual Holdings Report”).

An Access Employee’s Initial Holdings Report is due no later than 10 days after the person becomes an Access Employee. An Access Employee’s Annual Holdings Report is due by the end of the first quarter each year. For an Initial Holdings Report, the holdings must be current as of a date not more than 45 days before the employee became an Access Employee. Annual Holdings Reports must be current as of a date not more than 45 days before the Access Employee submits his report.

At least once every twelve months, each Access Employee must submit the certification set forth at the end of this Code of Ethics and an Annual Holdings Report. The Burney Company’s Chief Compliance Officer will set the date by which this must be done each year.

The Access Employee’s Initial and Annual Holdings Reports must reflect the current holdings of the Access Employee and his/her immediate family members. At a minimum, these Reports must include the following information:

●	The title and type of security, and, as applicable, the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each security;

●	The name of any broker, dealer or bank with which the Access Employee maintains an account in which any securities are held; and

●	The date the Access Employee submitted the report.

In addition to the Initial and Annual Holdings Reports, Access Employees are required to provide the Burney Company’s Compliance Department with quarterly reports of all securities transactions in accounts where the Access Employee or his/her immediate family has a beneficial ownership interest either via direct reporting or through the Portfolio Management System utilized by the Burney Company. “Beneficial ownership” refers to a direct or indirect interest (as defined in Rule 16a-1(a)(2) under the Securities Exchange Act of 1934) that is held or shared by a person directly or indirectly (through any contract, arrangement, understanding, relationship, or otherwise). It generally means the opportunity to profit or share in any profit derived from a transaction in a security, directly or indirectly. An Access Employee is presumed to have beneficial ownership of any immediate family member’s account.

The Burney Company will keep all information obtained from Access Employees under this Code of Ethics in strict confidence, unless the Burney Company must disclose it to comply with regulatory obligations. Reports of transactions and other information obtained under this Code of Ethics may be made available to the SEC, any other regulatory or self-regulatory organization or any other civil or criminal authority or court, to the extent required by law or regulation or to the extent considered appropriate by Burney Company management. In the event of violations or apparent violations of this Code of Ethics, information may be made available to appropriate management and supervisory personnel of the Burney Company, the Burney Company’s legal counsel or auditors, any legal counsel to the above persons and/or any client affected (or the client’s representatives).

This Code of Ethics does not require Access Employees to submit:

●	Any reports for securities held in accounts over which the Access Employee had no direct or indirect influence or control;

●	A transaction report for transactions effected pursuant to an automatic investment plan; or

●	A transaction report if the report would duplicate information contained in the portfolio management system (i.e. Orion), the broker trade confirmations, or account statements that the Burney Company holds in its records, as long as the Burney Company receives the confirmations or statements no later than 30 days after the close of the calendar quarter in which the transaction takes place.

Access Employees shall not participate in any initial public offerings or limited, private placements without the express pre-clearance and written approval of the Burney Company’s Chief Compliance Officer.

Gifting Rules and Requirements

On occasion, Supervised Persons may be offered or may receive, without notice, gifts from clients, brokers, vendors or other persons, because of their position within the Burney Company. Supervised Persons may not accept gifts worth more than $500 unless approved by the Compliance Department (as outlined below). Supervised Persons must decline or return any gifts worth more than $500 not approved by the Compliance Department in order to protect the reputation and integrity of the Burney Company. Supervised Persons may accept gifts of nominal value (i.e., $500 or less), customary business meals, and promotional items (i.e., pens, mugs, t-shirts).

Supervised Persons should not accept gifts sent to their homes or that are excessive in frequency, even if small in value.

Regardless of value, Supervised Persons should not accept gifts, favors, entertainment, special accommodations or other things of material value that could influence their decision-making or give the appearance that they are beholden to an individual or entity. Supervised Persons should not accept gifts that would be embarrassing to either the Supervised Person or the Burney Company if made public.

Supervised Persons are prohibited from accepting cash gifts or cash equivalents from a client, a prospective client, or any entity that does business with or seeks to do business with the Burney Company, as cash gifts may be interpreted as inappropriate kickback or bribes.

Supervised Persons must report the receipt of any gifts in excess of the de minimis amounts indicated above and must have the pre-approval of the Compliance Department before accepting any such gifts.

Supervised Persons must report to (and get pre-approval from) the Chief Compliance Officer the following information before accepting any gift over the $500 de minimis amount:

●	Recipient’s name;

●	Description of the gift or entertainment;

●	Approximate dollar amount of the gift or entertainment;

●	The outside party giving the gift or entertainment;

●	Whether the recipient received other gifts from the giver within the last twelve months, including information on those prior gifts’ value;

●	Relationship of the giver to the Burney Company and/or its Supervised Persons;

●	Reason the gift or entertainment is given;

●	Supervised Person’s signature and date; and

●	Compliance Department’s comments and approval or objection.

Supervised Persons are not required to report or obtain pre-approval for personal gifts provided that these gifts are not related to the business of the Burney Company, based on the nature of any preexisting personal relationship between the person giving the gift and the recipient, and whether the giver paid for the gift personally.

Supervised Persons may not give gifts with a value in excess of $500 per year to any advisory clients or persons who do business with, regulate, advise or render professional services to the Burney Company, unless approved by the Burney Company’s Compliance Department.

Supervised Persons must obtain pre-approval and pre-clearance from the Compliance Department for any gifts in excess of $500. When seeking pre-approval, Supervised Persons should provide the Compliance Department with the same categories of information outlined above for gift acceptance approval.

Supervised Persons must never give gifts that would give the appearance of impropriety, an attempt to improperly influence another or be embarrassing to either the Supervised Person or the Burney Company if made public, regardless of value.

Supervised Persons are prohibited from soliciting gifts of any size or anything of value under any circumstances either for them or for the Burney Company. No Supervised Person shall use his or her position with the Burney Company to obtain anything of value from a client, prospective client, or any entity that does business or seeks to do business with the Burney Company.

Communication and the Company’s Reputation

The Burney Company’s reputation is one of its most valuable assets. The Burney Company recognizes that its Supervised Persons may be invited or wish to participate in lectures, panel discussions, seminars and media appearances where the Supervised Person may be called upon to provide general investment advice or information about the Burney Company.

Supervised Persons should be sure that any information or materials disseminated to the public are professional, accurate, balanced, not misleading in any way, and complete. Supervised Persons should obtain approval from the Burney Company’s Chief Compliance Officer before participating in any public forum as a representative of the Burney Company, or responding to any media inquiries relating to or regarding investing. Supervised Persons who participate in a public forum as representatives of the Burney Company are prohibited from recommending any specific security, unless that security is currently recommended by the Burney Company. In situations where a Supervised Person is asked his/her opinion on the investment merits of a security not currently recommended by the Burney Company, the Supervised Person should disclose that any opinion given regarding the security is his/her own and not necessarily that of the Burney Company.

Supervised Persons must disclose to the Compliance Department any personal interest that might present a conflict of interest or harm the reputation of the Burney Company.

Exceptions from the Code

Exceptions from compliance with this Code’s provisions will be rarely granted. The Chief Compliance Officer will review written requests for exceptions and may grant them on a case-by-case basis if, in his or her judgment and discretion, the requested action will present minimal opportunity for abuse or harm to the Burney Company.

Response to Violation of the Code

All Supervised Persons are expected to report any ethics violations or illegal activity to the Compliance Department.

Any violations of this ethics code will result in disciplinary action. Disciplinary action can include:

●	Referral to the Compliance Department;

●	Referral to Senior Management;

●	Retraining of the offending individual on the Company Policy;

●	Sanctions on activities from the Burney Company;

●	Disassociation of the Burney Company from the offending individual; or

●	Report to the SEC enforcement division.

Any disciplinary action taken will be considered based on the weight of the violation. First time offenses will be considered less damaging than continued offenses.

The Burney Company will cooperate with federal agencies, including the SEC and FINRA, in situations where violation of this Code corresponds with violations of federal securities law.

Being unaware of the provisions of this Code is an insufficient excuse for failure to comply. Questions about the applicability of these rules, as well as the rules in the Compliance Manual and Policies and Procedures, can be directed to the Burney Company Compliance Department.

Political Contribution Requirements

Burney Company employees and affiliated persons are not prohibited from political contributions, with the exception of the requirements set out below and in the Policies and Procedures Manual.

Any political contribution must not:

●	Give the appearance of impropriety, or

●	Be given for the purpose of currying favor from elected, appointed, or administrative government officials who are related to the development and/or enforcement of rules and regulations that govern your conduct (be a bribe).

Company Obligations and No Retaliation Clause

The Burney Company will protect any Supervised Person who reports, in good faith, a suspected illegal or unethical action or behavior from retaliation. However, a reporting Supervised Person who has violated the law or a provision of this Code will not be protected from the consequences of that violation just because he/she reported it.

The Form ADV contains some aspects of the Company’s ethics requirements. The Burney Company will ensure that Form ADV is kept up to date, based on information provided by the Supervised Person.

Rule 204-2(a)(12-13) of the Advisers Act requires advisors to keep copies of all relevant material relating to the Code of Ethics. The Burney Company will therefore maintain: (1) a list of all persons who are, or within the preceding five years have been, Supervised Persons; (2) copies of this Code and any amendments thereto or previous versions of the Code and any amendments thereto that were in effect at any time during the past five years; (3) copies of all Burney Company employees’ written acknowledgements of the Code; (4) copies of all Initial Holdings Reports submitted by Supervised Persons; (5) copies of all periodic account statements submitted on behalf of the Burney Company’s Supervised Persons over the past five years; (6) copies of all periodic reviews conducted by Compliance Department personnel of Supervised Persons’ holdings and transactions; (7) a record of any violation of the Code and of any action taken as a result of such violation; and (8) a record of any decision, and the reasons supporting the decision, to allow a Supervised Person to buy any security in an initial public offering or limited offering, for at least five years after the end of the fiscal year in which the approval was granted.